

September 16, 2024

Judy C. Gavant
Executive Vice President and Chief Financial Officer
Blue Ridge Bankshares, Inc.
1807 Seminole Trail
Charlottesville, VA 22901

>   **Re: Blue Ridge Bankshares, Inc.**
>   **Form 10-K for fiscal year ended December 31, 2023**
>   **Form 10-Q for quarterly period ended June 30, 2024**
>   **File No. 001-39165**

Dear Judy C. Gavant:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2023
General

1.   We note your disclosure on pages 2, 5, 14, 62 and 63 regarding the strategic and capital plan, as well as the "BaaS winddown plan" that is an element of liquidity management. We also note the discussion on page 63 regarding your plan to alleviate the substantial doubt about your ability to continue as a going concern. Further, we note your press release included as exhibit 99.1 to your Form 8-K dated April 30, 2024 about various plans and their status, including a two-part critical action plan addressing regulatory remediation efforts. In future periodic filings, please enhance your disclosures regarding these various strategic, capital and winddown plans, including providing a more detailed and robust discussion in Liquidity and Capital Resources regarding your remediation and related plans and any actions that remain outstanding or ongoing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Loan Portfolio, page 41

2.   We note the tabular disclosure on pages 41-42 detailing the composition of your gross

loan portfolio, which includes commercial real estate ("CRE"). Given the extent of CRE in your loan portfolio, in future filings, please describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

Deposits, page 48

3.   In future filings, please address the items below with regards to your deposit disclosures.
- Noting that "core" deposits include various deposit types, clarify what is included in non-core deposits.
- Enhance your narrative to provide more granularity regarding which change drivers most impacted each deposit category.

4.   We note your increased usage of brokered deposits and your dependence upon an approved waiver to continue using them while a consent order is in place. In future filings, please address the items below.
- Expand your disclosures, here or elsewhere, to discuss the level at which you expect to maintain brokered deposits as well as any planned changes to deposit composition as you transition away from banking as a service operations.
- Noting that brokered deposits appear to be time deposits and money market accounts, quantify the amount in each category.
- If applicable, discuss any policies or internal limits regarding brokered deposit or other deposit concentrations and whether you have complied with such internal requirements.

Borrowings, page 49

5.   We note your disclosure of FHLB and FRB borrowings. In future filings, please enhance your narrative here to fulsomely tie quantitative changes to underlying drivers.

Liquidity, page 49

6.   We note your disclosures regarding available sources of liquidity, including your tabular disclosure regarding FHLB and FRB borrowings on page 49. In future filings, please consider:
- adding tabular disclosure of all available sources of liquidity by type of borrowing capacity (*e.g.*, Federal Home Loan Bank borrowings, FRB borrowing capacity, etc.), with the table showing total borrowing capacity, less borrowings outstanding, remaining capacity, and additional sources of liquidity (*e.g.*, cash, securities, etc.) to arrive at total available liquidity; and
- discussing available sources of liquidity measured against levels of uninsured or total deposits, to the extent that you consider this internally in managing your liquidity levels.

Note 4. Loans and Allowance for Credit Losses, page 79

7.   We note that you present gross loan information and credit quality information (*e.g.*, past due information, risk grades, etc.) by loan category (Commercial and Industrial, Real Estate – Construction, commercial, Real Estate – Construction, residential, Real Estate –

Mortgage, commercial, Real Estate – Mortgage, residential). We also note that you disclose the allocation of Allowance for Credit Losses ("ACL") by these loan categories at the end of the period on page 44. However, your disclosure of the ACL rollforward on page 79 is presented only at the major loan segment (*i.e.*, Commercial and Consumer) level. Please revise your disclosure, in future filings, to provide a rollforward by portfolio segment, consistent with your loan category and other credit quality disclosures. Refer to ASC 326-20-50-13.

Form 10-Q for quarterly period ended June 30, 2024

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Private Placements, page 37

8.   We note your disclosures here and in the footnotes regarding warrants issued as part of your private placements, including that holders have an option for, but do not appear to be compelled to use, cashless exercise. Please provide us with your accounting analysis regarding balance sheet classification for the warrants. Include specific references to authoritative guidance you relied upon in reaching your conclusions.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Sarmad Makhdoom at 202-551-5776 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Todd Schiffman at 202-551-3491 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance